Itaú Unibanco’s profit totals R$10.1 billion in the second quarter of 2024 This result is up 15.2% from the second quarter of 2023 arising from an increase in the financial margin with clients and in commissions and fees and the result from insurance operations São Paulo, August 6, 2024 | In the second quarter of 2024, Itaú Unibanco’s recurring managerial result totaled R$10.1 billion, up 15.2% year-on-year with an annualized recurring managerial return on average equity of 22.4%. Among the factors that most influenced the results are the increase in the financial margin with clients, driven by the positive effect of the growth of the loan portfolio, and the increase in commissions and fees and the result from insurance operations. Cost of credit totaled R$8.8 billion in the second quarter of 2024, down by 6.7% from the same quarter of the previous year. The positive scenario in credit quality, driven by recent vintages, and the resulting reduction in Non-Performing Loan (NPL) ratios, explain the decrease in provision for loan losses year-on-year. Additionally, the recovery of loans written off as losses was higher in the period. The total loan portfolio1 grew 8.9% from the second quarter of 2023, totaling R$1,254.1 billion in June 2024. The individuals portfolio increased 3.2% in the 12-month period. Noteworthy were the increases by 9.7% in personal loans, 7.5% in vehicle financing and 2.8% in mortgage. The companies portfolio posted significant increases in (i) rural loans, (ii) mortgage, and (iii) export and import financing. Commissions and fees and result from insurance operations grew 10.4% in the second quarter of 2024 in relation to the same period of 2023, driven primarily by four factors: (i) higher revenue from the card issuance; (ii) increase in fund and Consórcio management fees; (iii) growth in revenue from advisory services and brokerage; and (iv) higher result from insurance operations due to an increase in earned premiums. 1 Includes financial guarantees provided and private securities. In R$ million (except where otherwise indicated) 2Q24 2Q23% 1Q24 % Recurring Managerial Result 10,072 8,742 15.2% 9,771 3.1% Annualized Recurring Managerial Return on Average Equity 22.4% 20.9% 150 bps 21.9% 50 bps Total Adjusted Loan Portfolio¹ (R$ billion) 1,254.1 1,151.6 8.9% 1,184.8 5.9% NPL ratio (90-days) – Total 2.7% 3.0% -30 bps 2.7% 0 bps “We are very satisfied with the consistent results in this quarter, which show the strength and soundness of our different business lines. We are very optimistic about what is ahead of us, which is driven by a robust agenda of innovations that are fully focused on the best experience for our clients.” Milton Maluhy Filho Itaú Unibanco’s CEO Non-interest expenses reached R$15.1 billion in the second quarter of 2024, up 5.6% yearon- year, whereas accumulated inflation (IPCA – Broad Consumer Price Index) was 4.2%. Personnel expenses rose due to the effects of the negotiation of the collective wage agreement, which included a 4.58% adjustment to salary and benefits beginning in September, as well as due to a higher profit sharing expense. The bank’s 12-month efficiency ratio was 39.3%, down 1.1 percentage points from the same period of the previous year, the lowest level since the merger between Itaú and Unibanco. This year, Itaú Unibanco announced a new project called “One Itaú”, which is aimed at leveraging principality and engagement through a holistic and integrated view of clients’ needs, delivering the most complete financial product and service shelf, but in a consultative, simple and hyper customized manner, for individuals and corporate clients. As part of this evolution, the bank announced the migration of clients with no current account to its SuperApp, which will have a robust and uninterrupted agenda of innovations to be an effective financial advisor of clients. Among the functionalities that have been recently launched are: transfer of credit limits between accounts and cards, hub of cards with the prepayment of installments with discounts, payment of purchases in cash in installments and credit Pix (instant electronic payment solution). By the end of 2024, dozens of products and functionalities, including the contactless Pix payment, expected for October, will be available to Brazilian clients. Further information on Itaú Unibanco earnings is available on Itaú Unibanco’s Investor Relations website: https://www.itau.com.br/relacoes-com-investidores/en/. Corporate Communication – Itaú Unibanco imprensa@itau-unibanco.com.br